UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

To Our Shareholders

This quarter we achieved a $3.4 million improvement in our bottom line over last quarter. Our net operating expenses were reduced by approximately $5.6 million as a result of our cost containment program, reduced business activity and lower development spending. We expect some of these cost reductions to continue into the next quarters and that additional cost reduction measures will have an impact in the second quarter. Given the nature of our geographically distributed business, hardware intensive developments, external R&D funding and seasonal trade show activities, our operating costs will continue to have quarterly fluctuations.

For the first quarter of 2002, Creo recorded revenues of $139.5 million compared to $143.2 million in the previous quarter and $170.4 million in the first quarter of 2001. Adjusted loss for the first quarter of 2002 was $2.3 million or $0.05 per share (diluted). This compares to an adjusted loss of $5.7 million or $0.12 per share (diluted) for the last quarter and adjusted earnings of $10.0 million or $0.20 per share (diluted) for the same period a year ago. The adjusted results exclude restructuring, business integration costs, goodwill and other intangible assets amortization, and one-time write-downs.

Under U.S. GAAP, Creo recorded a loss of $5.4 million or $0.11 per share (diluted) for the first fiscal quarter, and under Canadian GAAP, the Company reported a loss of $5.0 million or $0.10 per share (diluted).

Financial highlights

- Gross margin remained stable at 41 percent.

- Accounts receivable and other receivables were reduced by $13.6 million or approximately 8 percent. Over the last twelve months, accounts receivable have declined by 25 percent.

- Inventory decreased from $99.4 million last quarter to $93.6 million this quarter. Over the last twelve months, inventory has declined by 25 percent.

We continue to pursue the strategic initiatives announced in the third fiscal quarter 2001.

First, we declared a continued commitment to research and development with a focus on moving products quickly to market. At Macworld in January 2002, we announced Six Degrees, an exciting new software application for creative professionals. This personal productivity tool won a Best of Show award and is attracting considerable attention. It will be released later this year. Our product pipeline is full, and we expect to release several new product offerings at the IPEX tradeshow in Birmingham, UK in April 2002.

Second, we committed to capitalize on our new entry-level product offerings. Lower priced, feature-reduced versions of our industry leading workflow and computer-to-plate ("CTP") systems have attracted interest from customers who might previously have considered our products to be out of their reach. In many cases, new customers will realize the added value of our fully featured products and buy them instead. In other cases, the ability to increase the performance and feature set at a later date is a key part of the purchasing decision.

Our third area of continued focus is on the success of our customers. We have rolled out a consultation service for our customers in North America that is helping customers realize the full benefits of our CTP systems in the pressroom. Customers are using this capability as a competitive advantage that can deliver major quality improvement and cost savings to customers in packaging, newspapers and commercial printing. Our vision for Networked Graphic Production has proved to be a key competitive tool. Our customers understand how they will benefit from the concept and realize we are uniquely able to implement such a vision.

The fourth key focus is on improved direct and indirect sales execution. We have taken the economic-based selling techniques from our U.S. operation, and begun to apply them in Europe. The sales force has reacted enthusiastically and we already see them applying these methods in the field.

Fifth, and finally, we are continuing to work with our consumable partners. Over the last quarter, we have already seen positive results from the ability to bundle our systems with competitively priced consumables. Indications are that it wins us business, especially for those smaller and mid-size printers, while reducing hardware discounts and making the purchasing process simpler for our customers.

In conclusion, we have been through some challenging times, and still expect that the economy will not recover before the middle of the calendar year. However, we are encouraged that there are some signals of recovery in the U.S., and that the relative impact of the downturn has been less severe in the other major markets. We are well positioned to take advantage of the opportunities that will arise as the overall economic confidence begins to rise.

/s/ Amos Michelson
Amos Michelson
Chief Executive Officer

/s/ Michael Graydon
Michael Graydon
Chief Financial Officer

Management's Discussion and Analysis

The following discussion and analysis covers the interim consolidated financial statements of Creo Products Inc. ("Creo") for the three-month period ended December 31, 2001 and should be read in conjunction with the Management Discussion and Analysis section in the Company's 2001 Annual Report.

Results of Operations

Three months ended December 31, 2001 compared to three months ended September 30, 2001

The following comparison is based on the adjusted results for the first fiscal quarter ended December 31, 2001 compared to the fourth fiscal quarter ended September 30, 2001, reported in millions of U.S. dollars, except per share amounts:

Revenue. Total revenue decreased by 3% to $139.5 million for the first quarter from $143.2 million for the fourth quarter. The decrease reflects the continuing economic slowdown.

Cost of sales. Cost of sales decreased by 4% to $81.7 million in the first quarter from $84.7 million in the fourth quarter. This decrease was due to lower revenue in the period. Gross margin has remained stable at 41%.

Research and development, net. Net research and development expenses decreased 9% to $19.6 million in the first quarter from $21.5 million in the fourth quarter. This is due to a decrease in research and development activities during the quarter as well as an increase in external funding.

Sales and marketing. Sales and marketing expenses decreased 9% to $24.6 million in the first quarter from $27.0 million in the previous quarter mainly due to headcount reductions realized in the first quarter, lower commission expenses and a seasonal decline in marketing activities.

General and administration. General and administration expenses remained relatively stable at $17.2 million for the first quarter, compared to $18.2 million in the fourth quarter. The decrease was due to lower legal costs in the first quarter.

Income tax. Income tax recovery on the adjusted operating loss was 20% for the first quarter.

Creo Products Inc.
Statements of Adjusted Loss
(In millions of U.S. dollars except per share amounts) (unaudited)
	Three months ended
	December 31 2001	September 30 2001
Revenue	$139.5	$143.2
Cost of sales	81.7	84.7
Gross profit	57.8	58.5
Research and development, net	19.6	21.5
Sales and marketing	24.6	27.0
General and administration	17.2	18.2
Other income	(0.7)	(0.4)
Adjusted operating loss	(2.9)	(7.8)
Income tax recovery	(0.6)	(2.1)
Adjusted loss	(2.3)	(5.7)
Adjusted loss per share - basic	$(0.05)	$(0.12)
Adjusted loss per share - diluted	$(0.05)	$(0.12)
Reconciliation to Canadian GAAP loss
Adjusted loss	(2.3)	(5.7)
Write-down of inventory, capital assets and accounts receivable	-	(15.3)
Tax recovery on adjustments above	-	5.7
One-time charges, net of tax	-	(9.6)
Severance	-	(4.1)
Tax recovery on severance	-	1.5
Severance, net of tax	-	(2.6)
Goodwill and other intangible assets amortization	-	(18.8)
Write-down of goodwill and intangible assets	-	(265.7)
Write-down of investments	-	(70.5)
Write-down of future tax assets	-	(9.0)
Restructuring - Iris and Creo America	(3.3)	-
Tax recovery related to reconciling items	0.6	-
Loss under Canadian GAAP	$(5.0)	$(381.9)
Loss per share - Basic, Canadian GAAP	$(0.10)	$(7.79)
Loss per share - Basic, U.S. GAAP	$(0.11)	$(7.17)
Loss per share - Diluted, Canadian GAAP	$(0.10)	$(7.79)
Loss per share - Diluted, U.S. GAAP	$(0.11)	$(7.17)

The adjusted results exclude restructuring and business integration costs, goodwill and other intangible assets amortization, and one-time write-downs and for U.S. GAAP purposes, stock compensation expense. The adjusted results are not prepared in accordance with generally accepted accounting principles (GAAP) since they exclude these costs. Methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between issuers. The adjusted results are provided to assist readers in evaluating the operating performance of the Company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring.

Adjusted loss per share. The share capital used for the December 31, 2001 adjusted loss per share calculation is as follows:
	Three months ended
	December 31 2001	September 30 2001
Adjusted loss	$(2,347,000)	$(5,645,000)
Basic shares outstanding	49,175,263	49,010,472
Plus: dilutive options	-	-
Dilutive shares outstanding	49,175,263	49,010,472
Diluted loss per share	$(0.05)	$(0.12)

Three months ended December 31, 2001 compared to the same period in the prior year

The following analysis is based on operating results for the first fiscal quarter ended December 31, 2001 compared to the same period in the preceding year as reported under Canadian GAAP:

Revenue. Total revenue for the first quarter of 2002 decreased 18% to 139.5 million from $170.4 million for same quarter in the preceding year. The decrease reflects the continuing economic slowdown.

Cost of sales. Cost of sales decreased 19% to $81.7 million in the current quarter from $101.3 million in the first quarter of the previous year. The decrease corresponded with the decrease in revenue.

Research and development, net. Net research and development expenses increased 22% to $19.6 million for the three months ended December 31, 2001 from $16.1 million for the same quarter in the preceding year. The increase was mostly due to increased research and development activities during the first quarter of 2002 compared to the same period in the preceding year.

Sales and marketing. Sales and marketing expenses increased 11% to $24.6 million for the first quarter of 2002 from $22.2 million for the same quarter in the previous year. The increase was due to increased direct sales headcount and increased marketing activities.

General and administration. General and administration expenses for the first quarter of 2002 increased 4% to $17.2 million from $16.5 million for the same quarter in the preceding year. The increase was a result of higher operating costs.

Restructuring. Restructuring costs recorded in the three months ended December 31, 2001 represented severance charges for approximately 260 employees relating to the reorganization of North American operations. There was no corresponding expense in the same quarter in the preceding year. The Company anticipates further restructuring charges will be incurred over the next two quarters.

Income tax. Income tax recovery increased to $1.2 million for the three months ended December 31, 2001 compared to a recovery of $0.7 million for the same period last year. The increase in income tax recovery was due mainly to more expenses being deductible for tax purposes for the three months ended December 31, 2001 compared to the same period last year.

Business integration costs. No business integration costs have been recorded in the first quarter of 2002. Business integration costs recorded in the same quarter in the preceding year consisted of inventory write-offs and severance costs.

Goodwill amortization. Goodwill amortization decreased to nil in the first quarter of 2001 as goodwill was written off in the fourth quarter of 2001.

Financial Condition

Accounts receivables. The decrease in accounts receivables of 11% to $125.2 million at December 31, 2001 from $140.6 million at September 30, 2001 was mainly the result of improvements in the Company's collections.

Inventories. Inventories decreased by 6% to $93.6 million at December 31, 2001 from $99.4 million at September 30, 2001. The decrease was primarily due to improved efficiencies in the Company's operations.

Liquidity and capital resources. As at December 31, 2001, Creo had $144.8 million in working capital, $57.6 million in cash and cash equivalents and $17.5 million in short-term debt. For the three months ended December 31, 2001, the Company's operations generated cash of $3.0 million, as compared to $17.2 million for the same period last year mainly due to the operating loss in the current quarter. Cash used in investing activities decreased to $4.9 million from $16.2 million for the same period in the preceding year as a result of lower capital expenditure and investment activities. Cash provided by financing activities decreased to $1.2 million for the three months ended December 31, 2001 from $4.4 million for the same period in the prior year. The decrease was mostly due to the fact Creo did not obtain additional short-term financing in the first quarter of 2002.

During the first quarter of 2002, Creo acquired intellectual property for $2.1 million relating to the graphics arts industry.

In January 2002, Creo advanced $23.6 million under a long-term debt facility to printCafe, Inc. ("printCafe").

Subsequent to the release of the 2001 annual report, the Company revised its operating lease commitments for fiscal 2002 to $10.2 million (see note 7).

Share capital. As at December 31, 2001, Creo had 49,234,636 common shares and 4,765,995 options outstanding. The share capital used for December 31, 2001 GAAP loss per share calculations are as follows:
	Three months ended
	December 31 2001	December 31 2000
Diluted - Canadian GAAP
Net loss	$(4,994,000)	$(13,673,000)
Basic shares outstanding	49,175,263	47,930,795
Plus: dilutive options	-	-
Dilutive shares outstanding	49,175,263	47,930,795
Diluted loss per share	$(0.10)	$(0.29)
Diluted - U.S. GAAP
Net loss	$(5,378,000)	$(12,196,000)
Basic shares outstanding	49,175,263	47,930,795
Plus: dilutive options	-	-
Dilutive shares outstanding	49,175,263	47,930,795
Diluted loss per share	$(0.11)	$(0.25)

Forward-looking Information

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report, for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

	Three months ended
	December 31
	2001	2000
	(unaudited)	(unaudited)
Revenue
Product	$87,106	$118,266
Service	41,268	39,988
Consumables	11,135	12,164
	139,509	170,418
Cost of sales	81,726	101,283
	57,783	69,135
Research and development, net	19,592	16,121
Sales and marketing	24,567	22,205
General and administration	17,213	16,536
Other expense (income)	(667)	2,799
Restructuring	3,287	-
Operating income before undernoted items	(6,209)	11,474
Business integration costs	-	6,672
Goodwill and other intangible assets amortization	-	19,191
Loss before income taxes	(6,209)	(14,389)
Income tax recovery	(1,215)	(716)
Net loss	$(4,994)	$(13,673)
Loss per common share
- Basic, Canadian GAAP	$(0.10)	$(0.29)
- Basic, U.S. GAAP (note 2)	$(0.11)	$(0.25)
- Diluted, Canadian GAAP	$(0.10)	$(0.29)
- Diluted, U.S. GAAP (note 2)	$(0.11)	$(0.25)
Retained earnings (deficit), beginning of period	$(394,431)	$20,324
Net loss	(4,994)	(13,673)
Retained earnings (deficit), end of period	$(399,425)	$6,651

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	December 31 2001 (unaudited)	September 30 2001 (audited)
Assets
Current assets
Cash and cash equivalents	$57,578	$60,241
Accounts receivable	125,176	140,551
Other receivables	28,851	27,041
Inventories	93,569	99,438
Future income taxes	12,995	11,034
	318,169	338,305
Capital assets, net	111,153	111,768
Goodwill and other intangible assets, net	4,280	-
Other assets	20,071	24,005
Future income taxes	14,779	13,629
	$468,452	$487,707
Liabilities
Current liabilities
Short-term debt	$17,516	$19,298
Accounts payable	59,478	60,707
Accrued and other liabilities	54,478	54,928
Income taxes payable	439	2,286
Future income taxes	1,065	1,200
Deferred revenue and credits	40,442	48,067
	173,418	186,486
Future income taxes	2,541	2,556
	175,959	189,042
Shareholders' Equity
Share capital	693,164	691,955
Contributed surplus	2,060	2,060
Cumulative translation adjustment	(3,306)	(919)
Deficit	(399,425)	(394,431)
Total shareholders' equity	292,493	298,665
	$468,452	$487,707

Creo Products Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended December 31
	2001 (unaudited)	2000 (unaudited)
Cash provided by (used in) operations:
Net loss	$(4,994)	$(13,673)
Items not affecting cash:
Amortization	5,090	22,924
Future income taxes	(3,261)	(9,198)
Other	(1,633)	3,052
	(4,798)	3,105
Changes in non-cash working capital:
Accounts receivable	14,428	5,526
Other receivables	(1,904)	3,488
Inventories	5,227	16,019
Accounts payable	(486)	(12,173)
Accrued and other liabilities	(63)	2,320
Income taxes	(1,847)	1,932
Deferred revenue and credits	(7,576)	(3,032)
	7,779	14,080
	2,981	17,185
Cash provided by (used in) investing:
Purchase of intangible assets	(2,100)	-
Investments	-	(5,000)
Purchase of capital assets	(4,750)	(9,434)
Proceeds from sale of capital assets	270	45
Other	1,656	(1,811)
	(4,924)	(16,200)
Cash provided by (used in) financing:
Proceeds from shares issued	1,209	2,096
Increase in short-term debt	-	2,283
	1,209	4,379
Foreign exchange loss on cash and cash equivalents held in foreign currency	(1,929)	(255)
Increase (decrease) in cash and cash equivalents	(2,663)	5,109
Cash and cash equivalents, beginning of period	60,241	45,359
Cash and cash equivalents, end of period	$57,578	$50,468
Supplementary information:
Taxes paid	$1,778	$5,621
Interest paid	$51	$69
Non-cash transactions:
Common shares issued for investments	$-	$20,470

Notes to the Consolidated Financial Statements

1. Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2001 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2001 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share options.

Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. The effect of these differences are as follows, reported in thousands of U.S. dollars:

	Three months ended December 31
	2001 (unaudited)	2000 (unaudited)
Net loss under Canadian GAAP	$(4,994)	$(13,673)
Goodwill and other intangible assets amortization	-	2,704
Income tax expense	-	(598)
Stock option compensation	(384)	(629)
Net loss under U.S. GAAP	$(5,378)	$(12,196)

The income tax recovery is applicable to goodwill amortization.

3. Investments

(a) On October 1, 2001, the Company purchased an additional 14,212 shares of Creo Japan Inc. (formerly named Nihon CreoScitex) for a nominal amount, increasing the Company's shareholdings to 100% ownership in the entity.

4. Restructuring

During the first quarter of 2002, the Company recorded restructuring expenses of $3.3 million representing severance charges and related benefits for approximately 260 employees relating to the reorganization of the North American operations.

5. Stock option plan

In December 2001, 4,636,299 options were cancelled as a result of the employee stock option restructuring program.

6. Subsequent events

In January 2002, Creo advanced $23.6 million under a long-term debt facility to printCafe, Inc. ("printCafe").

In January 2002, the Company entered into an agreement for the early repayment of royalties to the Government of Israel relating to grants received for research and development.

Pursuant to the agreement, the Company will pay approximately $21.5 million over the next five years in settlement of potential future royalty obligations. This amount, adjusted for amounts previously accrued, will be reflected as a $15 million charge to the income statement in the second quarter of 2002.

7. Erratum: Leasing commitment note in fiscal 2001 notes to the consolidated financial statements

Subsequent to the release of the Creo 2001 annual report, the Company revised note 17(a)(i) lease commitments located in the notes to the consolidated financial statement section. The correction was to due to an error in the foreign currency translation for a portion of these lease commitments.

The revised operating lease commitments as of September 30, 2001 are as follows, reported in thousands of U.S. dollars:
	As filed at September 30, 2001	Revised
2002	$59,185	$10,245
2003	29,169	8,161
2004	12,831	4,299
2005	5,456	3,368
2006	3,028	2,905
Thereafter	5,069	5,069

The correction of these amounts does not impact the audited financial results of Creo for the year ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 19, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary